Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
Second Quarter 2012 Financial Results

BEIJING — August 21, 2012 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the Company’s second quarter ended June 30, 2012.

Highlights for the Second Quarter of 2012

•                       Net revenues in the second quarter were RMB197.5 million (US$31.1 million), representing an 8.6% increase from the previous quarter and a 36.3% increase year-over-year.

•                       Gross profit in the second quarter was RMB62.1 million (US$9.8 million), up 10.3% from the previous quarter and 44.4% year-over-year.

•                       Gross margin in the second quarter was 31.4%, compared to 30.9% in the first quarter of 2012 and 29.7% in the corresponding quarter in 2011. Adjusted gross margin (non-GAAP) in the second quarter was 39.1%.

•                       Net income in the second quarter was RMB4.3 million (US$0.7 million), compared to RMB2.5 million in the first quarter of 2012, up 70.8% sequentially and compared to a net loss of RMB5.7 million in the corresponding period in 2011.

“We are pleased that we delivered another strong quarter, which is a reflection of ChinaCache’s clear strategy and solid execution,” said Mr. Song Wang, co-founder, chairman and chief executive officer of ChinaCache. “Looking ahead, we will continue to benefit from the secular industry growth in China and the rest of Asia and embrace the vast opportunities particularly in the mobile Internet space. We remain focused on investing in innovations to build our Content-aware Network Services and deliver differentiated services to our diverse customer base.”

“The second quarter was highlighted by our strong top line growth coupled with continued improvement in gross margin and net profit,” said Ms. Jackie You Kazmerzak, chief financial officer of ChinaCache. “With improved operating efficiency, continuous introduction of new solutions and the penetration into brick-and-mortar customers, we aim to increase our profitability and enhance shareholder value.”

Second Quarter 2012 Financial Results

Net revenues for the second quarter of 2012 were RMB197.5 million (US$31.1 million), an 8.6% increase from the first quarter of 2012 and a 36.3% increase from the corresponding period in 2011. Net revenue growth was primarily driven by strength in the enterprises and e-commerce vertical as well as the mobile internet vertical.

Cost of revenues for the second quarter increased by 7.8% quarter-over-quarter and increased by 32.9% year-over-year to RMB135.5 million (US$21.3 million). Gross margin increased to 31.4%, compared to 30.9% in the previous quarter and 29.7% in the corresponding period in 2011. Non-GAAP gross margin, which excludes share-based compensation and depreciation and amortization expenses, was 39.1%, compared to 39.5% in the first quarter of 2012 and 41.3% in the corresponding period in 2011.

Sales and marketing expenses for the second quarter decreased by 8.7% from the previous quarter to RMB18.4 million (US$2.9 million) and increased by 6.6% year-over-year, accounting for 9.3% of net revenues.

General and administrative expenses for the second quarter increased by 38.8% over the previous quarter to RMB23.6 million (US$3.7 million) and increased by 93.7% year-over-year, reaching 12.0% of net revenues. This increase is mainly due to costs arising from the Company’s office relocation plan.

Research and development expenses for the second quarter increased by 6.3% over the previous quarter to RMB15.0 million (US$2.4 million) and increased by 65.0% year-over-year, reaching 7.6% of net revenues

Operating profit was RMB5.0 million (US$0.8 million) in the second quarter of 2012, compared to an operating profit of RMB4.9 million in the previous quarter and an operating loss of RMB1.6 million in the corresponding period in 2011. Non-GAAP operating profit, which excludes share-based compensation expenses and post-acquisition settlement consideration, was RMB8.0 million (US$1.3 million), compared with RMB11.2 million in the first quarter of 2012 and RMB12.1 million in the corresponding period in 2011.

Income tax expense was RMB2.6 million (US$0.4 million) in the second quarter of 2012, compared to income tax expense of RMB2.8 million in the first quarter of 2012 and an income tax expense of RMB2.9 million in the corresponding period in 2011.

Net income was RMB4.3 million (US$0.7 million) in the second quarter of 2012, compared to a net income of RMB2.5 million in the first quarter of 2012 and a net loss of RMB5.7 million in the corresponding period in 2011. Basic and diluted income per American depositary share (“ADS”) from continuing operations for the second quarter of 2012 was RMB0.19 (US$0.03) and RMB0.19 (US$0.03), respectively. Each ADS represents 16 ordinary shares of the Company.

Adjusted net income (non-GAAP), defined as income from continuing operations before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post-acquisition settlement consideration, was RMB6.2 million (US$1.0 million), compared to RMB8.9 million in the first quarter of 2012 and RMB9.7 million in the corresponding period in 2011.  Non-GAAP basic and diluted earnings per ADS in the second quarter of 2012 were RMB0.27 (US$0.04) and RMB0.27 (US$0.04), respectively.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange loss or gain and post-acquisition settlement consideration, was RMB24.4 million (US$3.8 million) compared to RMB27.0 million in the first quarter of 2012 and RMB28.6 million in the corresponding period in 2011.

Capital Resources

As of June 30, 2012, the Company had cash and cash equivalents of RMB304.7 million (US$48.0 million).  In addition, the Company had an available—for—sale investment amounting to RMB100.0 million (US$15.7 million) in an RMB denominated short term fixed income fund which is presented as non-current assets. Capital expenditures for the second quarter of 2012 were RMB29.5 million (US$4.6 million).

Share Repurchases

The Company completed share purchases under a share buyback program that was announced in June 2011, and available for one year ending June 13, 2012.  Under the program the Company had repurchased an aggregate of 1.64 million ADSs for approximately US$10 million at an average price of US$6.09 per ADS.

In addition to and separate from the above share buyback program, in May 2012, the Company’s Board authorized a new share repurchase program to repurchase up to US$10 million of the Company’s ADSs from May 2012 to May 2013 from the open market or in block trades.

As of August 17, 2012, the Company had repurchased a total of 35,333 ADSs for approximately US$171,000 at an average price of US$4.84 per ADS under this new buyback program on the open market.

Together with the US$10 million share buyback program completed in 2011, as of August 17, 2012, the Company approximately had repurchased a total of 1.67 million ADSs at an average price of $6.07 per ADS.

Outlook for the Company’s Third Quarter of 2012

ChinaCache currently expects to generate total net revenues in the range of RMB215 million (US$34.1 million) to RMB220 million (US$34.9 million) for the third quarter of 2012, representing an increase of 8.8% to 11.4% from the second quarter of 2012, and an increase of approximately 34.0% to 37.1% year-over-year. This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss these results at 8:00 PM Eastern Time on August 20, 2012, which corresponds to 8:00 AM Beijing time on August 21, 2012.

The dial-in details for the live conference call are as follows:

•	U.S. dial-in number:	+1 (646) 2543-515
•	Hong Kong dial-in number:	+852 3051-2745
•	International dial-in number:	+65 6723-9385
•	China dial-in number:	400-1200-654
•	Conference ID:	1895-3566

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at en.chinacache.com.

A replay of the conference call will also be available until August 27, 2012 by dialing:

•	U.S. dial-in number:	+1 (718) 3541-232
•	International dial-in number:	+61 (2) 8235-5000
•	China dial-in number:	400-6920-026
•	Conference ID:	1895-3566

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of internet content and application delivery services in China.  As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers.  With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating profit, adjusted net income (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expenses.

To present non-GAAP gross profit, the Company excludes depreciation and amortization expenses and share-based compensation expenses.

To present non-GAAP operating profit, the Company excludes share-based compensation expenses and post acquisition settlement consideration.

The Company defines adjusted net income as income (loss) from continuing operations before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as income (loss) from continuing operations before interest expense, interest income, income tax expense, penalties on uncertain tax positions, and depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA before share-based compensation expenses, foreign exchange loss or gain, and post-acquisition settlement consideration that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and Adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted net income, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate Adjusted net income, EBITDA and Adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader.  Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.3530 as of June 30, 2012.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. . Among other things, the outlook for the third quarter of 2012 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services.  Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Mr. Bowen Liu
Investor Relations Director
ChinaCache International Holdings
Tel: +86 (10) 6437 3399
Email: ir@chinacache.com

FINANCIAL TABLES

• Unaudited Condensed Consolidated Balance Sheets
• Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income
• Supplementary Financial Data
• Supplementary Operating Metrics
• Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Jun 30	As of March 31	As of Jun 30	As of Jun 30
	2011	2012	2012	2012
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	446,010	375,948	304,710	47,963
Accounts receivable, net	165,153	206,411	252,422	39,733
Prepaid expenses and other current assets	22,082	20,527	17,974	2,829
Deferred tax assets	4,058	7,264	8,370	1,317
Amount due from related parties	48,654	—	—	—
Total current assets	685,957	610,150	583,476	91,842

Non-current assets
Investment at cost	—	9,136	13,136	2,068
Available-for-sale investments	99,149	99,594	99,957	15,734
Property & equipment,net	155,614	150,434	163,226	25,693
Acquired intangible assets, net	95	—	—	—
Intangible assets, net	—	759	1,460	229
Goodwill	16,989	—	—	—
Deferred tax assets	4,141	3,564	5,093	802
Long-term deposits	3,041	5,662	4,668	735
Total non-current assets	279,029	269,149	287,540	45,261

Total Assets	964,986	879,299	871,016	137,103

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	72,568	85,697	69,508	10,941
Accrued employee benefits	26,613	31,741	29,624	4,663
Accrued expenses and other payables	49,284	51,077	58,917	9,274
Income tax payable	29,417	21,431	17,867	2,812
Liabilities for uncertain tax positions	27,236	6,193	6,238	982
Deferred tax liabilities	24	—	—	—
Dividend payable	130	130	—	—
Amounts due to related parties	57,705	18	18	3
Current portion of capital lease obligations	8,182	3,587	1,710	269
Total current liabilities	271,159	199,874	183,882	28,944

Non-current liabilities
Non-current portion of capital lease obligations	999	—	—	—
Amounts due to related parties	5,792	—	—	—
Total non-current liabilities	6,791	—	—	—

Total Liabilities	277,950	199,874	183,882	28,944

Total Shareholders’ equity	687,036	679,425	687,134	108,159

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	964,986	879,299	871,016	137,103

Condensed Consolidated Statements of Operations and Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Jun 30, 2011	Mar 31, 2012	Jun 30, 2012	Jun 30, 2012
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	144,921	181,975	197,536	31,093
Cost of revenues	(101,917)	(125,708)	(135,451)	(21,321)

Gross profit	43,004	56,267	62,085	9,772
Sales & marketing expenses	(17,304)	(20,207)	(18,447)	(2,904)
General & administrative expenses	(12,192)	(17,019)	(23,621)	(3,718)
Research & development expenses	(9,084)	(14,103)	(14,989)	(2,359)
Post-acquisition settlement consideration	(6,024)	—	—	—

Operating (loss)/income	(1,600)	4,938	5,028	791
Interest income	803	696	596	94
Interest expense	(258)	(311)	(245)	(39)
Other (expense)/income	(392)	138	414	65
Foreign exchange (loss)/gain	(1,934)	(139)	1,075	169

(Loss)/income from continuing operations before income taxes	(3,381)	5,322	6,868	1,080
Income tax expense	(2,852)	(2,804)	(2,568)	(404)

(Loss)/income from continuing operations	(6,233)	2,518	4,300	676

Gain from discontinued operation	553	—	—	—

Net (loss)/income	(5,680)	2,518	4,300	676

Foreign currency translation	179	—	(129)	(20)
Unrealized holding (loss)/gain	(76)	314	363	58

Total other comprehensive income, net of tax	103	314	234	38

Total comprehensive income, net of tax	(5,577)	2,832	4,534	714

Earnings/(loss) per ordinary share:
Net (Loss)/income from continuing operations	(0.02)	0.01	0.01	0.00
Gain from discontinued operations	0.00	0.00	0.00	0.00
Basic	(0.01)	0.01	0.01	0.00

Net (Loss)/income from continuing operations	(0.02)	0.01	0.01	0.00
Gain from discontinued operations	0.00	0.00	0.00	0.00
Diluted	(0.01)	0.01	0.01	0.00

Earnings/(loss) per ADS:
Net Income/(loss) from continuing operations	(0.26)	0.11	0.19	0.03
Gain from discontinued operations	0.02	0.00	0.00	0.00
Basic	(0.23)	0.11	0.19	0.03

Net Income/(loss) from continuing operations	(0.26)	0.11	0.19	0.03
Gain from discontinued operations	0.02	0.00	0.00	0.00
Diluted	(0.23)	0.11	0.19	0.03

Weighted average number of ordinary shares used in earnings/(loss) per share computation:
Basic	388,305,437	364,839,393	364,944,162	364,944,162
Diluted	388,305,437	373,548,975	371,420,200	371,420,200

Supplementary Financial Data

(amounts in thousands, except for percentages)

	For the Three Months Ended
	Jun 30, 2011	Mar 31, 2012	Jun 30, 2012	Jun 30, 2012
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues breakdown:
Bandwidth, co-location and storage fees	79,096	100,803	112,293	17,676
Depreciation of network equipment and amortization of acquired intangible assets	15,706	14,398	14,670	2,309
Payroll and other compensation costs of network operations personnel	4,129	5,514	5,495	865
Other cost of revenues	2,986	4,993	2,993	471
Total cost of revenues	101,917	125,708	135,451	21,321

Allocation of share-based compensation expenses:
Cost of revenues	1,091	1,127	526	83
Sales and marketing expenses	2,606	2,691	1,257	198
General and administrative expenses	2,827	1,252	585	92
Research and development expenses	1,152	1,189	556	88
Total share-based compensation expenses	7,676	6,259	2,924	461

Depreciation and amortization expenses:
Cost of revenues	15,706	14,398	14,670	2,309
Sales and marketing expenses	158	99	39	6
General and administrative expenses	220	375	100	16
Research and development expenses	516	802	1,156	182
Total depreciation and amortization expenses	16,600	15,674	15,965	2,513

Capital expenditures, related to additions of property and equipment	1,790	11,964	29,484	4,641
As a percentage of net revenues	1.2%	6.6%	14.9%	14.9%

Supplementary Operating Metrics

(Unaudited)

	For the Three Months Ended
	Jun 30, 2011	Sept 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012

Revenues breakdown by industry verticals

Internet and software	23%	20%	20%	20%	20%
Mobile internet	16%	17%	17%	17%	18%
Media and entertainment	31%	33%	33%	32%	30%
Enterprises and e-commerce	27%	26%	26%	27%	28%
Government agencies	3%	4%	4%	4%	4%
Total	100%	100%	100%	100%	100%

Revenue contributed by Top 5 customers as a percentage of net revenues	33%	32%	32%	24%	29%

Number of active customers at period end	617	683	775	895	1,013

Number of employees at period end	442	506	557	690	751

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Jun 30, 2011	Mar 31, 2012	Jun 30, 2012
	RMB	RMB	RMB

Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange loss or gain, and post-acquisition settlement consideration

Net income/(loss) from continuing operations	(6,233)	2,518	4,300
Depreciation	16,370	15,674	15,965
Amortization	230	—	—
Interest expense	258	311	245
Interest income	(803)	(696)	(596)
Income tax expense	2,852	2,804	2,568
Share-based compensation	7,676	6,259	2,924
Foreign exchange loss/(gain)	1,934	139	(1,075)
Penalties on uncertain tax positions	309	—	22
Post-acquisition settlement consideration	6,024	—	—
Adjusted EBITDA	28,617	27,009	24,353
Margin%	19.7%	14.8%	12.3%
QoQ growth	5.7%	39.5%	(9.8)%
YoY growth	5.8%	(0.3)%	(14.9)%

Adjusted net income — defined as net income from continuing operations before share-based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, and post-acquisition settlement consideration

Net income/(loss) from continuing operations	(6,233)	2,518	4,300
Share-based compensation	7,676	6,259	2,924
Foreign exchange loss/(gain)	1,934	139	(1,075)
Penalties on uncertain tax positions	309	—	22
Post-acquisition settlement consideration	6,024	—	—
Adjusted net income/(loss)	9,710	8,916	6,171
Margin%	6.7%	4.9%	3.1%
QoQ growth	(11.2)%	353.2%	(30.8)%
YoY growth	(63.1)%	(18.4)%	(36.4)%

	For the Three Months Ended
	Jun 30, 2011	Mar 31, 2012	Jun 30, 2012
Non-GAAP gross profit — defined as gross profit before share-based compensation expense and depreciation and amortization

Gross profit	43,004	56,267	62,085
Plus: depreciation and amortization	15,706	14,398	14,670
Plus: Share-based compensation	1,091	1,127	526
Non-GAAP gross profit	59,801	71,792	77,281
Margin%	41.3%	39.5%	39.1%
QoQ growth	5.0%	2.0%	7.6%
YoY growth	29.7%	26.0%	29.2%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Jun 30, 2011	Mar 31, 2012	Jun 30, 2012

Non-GAAP operating expenses — defined as operating expenses before share-based compensation expense

Sales & marketing expenses	17,304	20,207	18,447
Minus: Share-based compensation	(2,606)	(2,691)	(1,257)
Non-GAAP sales & marketing expenses	14,698	17,516	17,190
% of net revenues	10.1%	9.6%	8.7%
QoQ growth	20.3%	(10.4)%	(1.9)%
YoY growth	24.0%	43.4%	17.0%

General & administrative expenses	12,192	17,019	23,621
Minus: Share-based compensation	(2,827)	(1,252)	(585)
Non-GAAP general & administrative expenses	9,365	15,767	23,036
% of net revenues	6.5%	8.7%	11.7%
QoQ growth	(15.9)%	(2.0)%	46.1%
YoY growth	127.8%	41.5%	146.0%

Research & development expenses	9,084	14,103	14,989
Minus: Share-based compensation	(1,152)	(1,189)	(556)
Non-GAAP research & development expenses	7,932	12,914	14,433
% of net revenues	5.5%	7.1%	7.3%
QoQ growth	13.9%	5.9%	11.8%
YoY growth	125.5%	85.4%	82.0%

Non-GAAP operating profit— defined as GAAP operating profit/(loss) before share-based compensation expense and post-acquisition settlement consideration

Operating income	(1,600)	4,938	5,028
Plus: Share-based compensation	7,676	6,259	2,924
Plus: Post-acquisition settlement consideration	6,024	—	—
Non-GAAP operating profit	12,100	11,197	7,952
Margin%	8.3%	6.2%	4.0%
QoQ growth	10.4%	71.5%	(29.0)%
YoY growth	(9.7)%	2.1%	(34.3)%

Non-GAAP basic and diluted earnings per share and basic and diluted earnings per ADS is calculated based upon adjusted net income from continuing operations divided by weighted average number of ordinary shares

Adjusted net income/(loss)	9,710	8,916	6,171
Weighted average number of ordinary shares used in earnings per share computation:
Basic	388,305,437	364,839,393	364,944,162
Diluted	388,305,437	373,548,975	371,420,200
Earnings/(loss) per ordinary share:
Basic	0.03	0.02	0.02
Diluted	0.03	0.02	0.02
Earnings/(loss) per ADS:
Basic	0.40	0.39	0.27
Diluted	0.40	0.38	0.27